Exhibit 3.2

AMENDMENT NO. 1 TO

CERTIFICATE OF INCORPORATION

OF

COLICITY INC.

February 8, 2021

Colicity Inc.., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is “Colicity Inc.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on October 19, 2020 (the “Original Certificate”).

2.	Effective February 8, 2021 (the “Effective Time”), each issued share of Class B Common Stock of the Corporation that is outstanding immediately prior to the Effective Time shall be converted into 1.0541667 issued and outstanding shares of Class B Common Stock, without further action on the part of the Corporation or the holders thereof and whether or not certificates representing such shares are surrendered for cancellation.

COLICITY INC.

By:	/s/ Steve Ednie
Name: Steve Ednie
Title: Chief Financial Officer